Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-160104
January 10, 2012

PS BUSINESS PARKS, INC.

8,000,000 DEPOSITARY SHARES

EACH REPRESENTING 1/1000 OF A SHARE OF

6.45% CUMULATIVE PREFERRED STOCK, SERIES S

Final Term Sheet

Issuer:	PS Business Parks, Inc. (PSB)

Security:	Depositary Shares Each Representing 1/1000 of a Share of 6.45% Cumulative Preferred Stock, Series S

Size:	8,000,000 depositary shares

Over-allotment Option:	1,200,000 depositary shares at $25.00 per depositary share

Type of Security:	SEC Registered—Registration Statement No. 333-160104

Public Offering Price:	$25.00 per depositary share; $200,000,000 total (not including over-allotment option)

Underwriting Discounts:	$0.7875 per share for Retail Orders; $5,279,400 total; and $0.50 per share for Institutional Orders; $648,000 total

Proceeds to the Company, before expenses:	$194,072,600 total

Estimated Company Expenses:	$330,000, other than the underwriting discount

Use of Proceeds:	We expect to use a portion of the net proceeds to redeem depositary shares representing interests in our 7.375% Cumulative Preferred Shares, Series O at $25.00 per share, for a total redemption price of approximately $84.6 million, plus the accrued and unpaid dividends. We also expect to use the net proceeds from this offering for general corporate purposes, which may include the repayment of outstanding indebtedness, the redemption of other preferred securities and the acquisition of commercial properties.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC

J.P. Morgan Securities LLC

RBC Capital Markets, LLC

Underwriting:

Number of Firm Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,133,333
Morgan Stanley & Co. LLC	2,133,333
Wells Fargo Securities, LLC	2,133,334
Credit Suisse Securities (USA) LLC	400,000
J.P. Morgan Securities LLC	400,000
RBC Capital Markets, LLC	400,000
D.A. Davidson & Co.	40,000
Davenport & Company LLC	40,000
Janney Montgomery Scott LLC	40,000
JJB Hilliard, WL Lyons, LLC	40,000
Mesirow Financial, Inc.	40,000
Morgan Keegan & Company, Inc.	40,000
Oppenheimer & Co. Inc.	40,000
Robert W. Baird & Co. Incorporated	40,000
Stifel Nicolaus & Company, Incorporated	40,000
Wedbush Securities Inc.	40,000

Distribution Rights:	6.45% of the liquidation preference per annum; Distributions begin on March 31, 2012

Redemption:	The depositary shares may not be redeemed until on or after January 18, 2017, except in order to preserve our status as a real estate investment trust.

Settlement Date:	January 18, 2012 (T+5)

Selling Concession:	$0.50/depositary share for Retail Orders; $0.30/depositary share for Institutional Orders

Reallowance to other dealers:	$0.45/depositary share

CUSIP Number:	69360J719

ISIN Number:	US69360J7191

Changes to the “Risk Factors” and “Description of Preferred Stock and Depositary Shares” sections in the Preliminary Prospectus Supplement:

The following changes are made under the headings “Risk Factors” and “Description of Preferred Stock and Depositary Shares” in the Preliminary Prospectus Supplement:

“Risk Factors – Public Storage has significant influence over us.”

The first two sentences on page S-3 of the Preliminary Prospectus Supplement under the heading “Risk Factors – Public Storage has significant influence over us.” are amended to read as follows:

At December 31, 2011, Public Storage (“PS”) and its affiliates owned 24.0% of the outstanding shares of the Company’s common stock and 23.2% of the outstanding common units of the Operating Partnership (100% of the common units not owned by the Company). Assuming issuance of the Company’s common stock upon redemption of its partnership units, PS would own 41.7% of the outstanding shares of the Company’s common stock.

“Risk Factors – Since we buy and operate real estate, we are subject to general real estate investment and operating risks.”

The second sentence of the last paragraph on page S-5 of the Preliminary Prospectus Supplement under the heading “Risk Factors – Since we buy and operate real estate, we are subject to general real estate investment and operating risks.” is amended to read as follows:

During 2011, we acquired approximately 5.6 million square feet for an aggregate purchase price of approximately $553.5 million.

“Description of Preferred Stock and Depositary Shares – General”

The second sentence of the first paragraph on page S-10 of the Preliminary Prospectus Supplement under the heading “Description of Preferred Stock and Depositary Shares – General” is amended to read as follows:

At January 6, 2012, we had outstanding 23,942 shares of preferred stock (represented by 23,941,826 depositary shares) and had reserved for issuance an additional 224 shares of preferred stock represented by 223,300 preferred operating partnership units.

The Issuer has filed a registration statement (including a prospectus with the SEC) and prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-800-294-1322, Morgan Stanley & Co. LLC toll-free 1-866-718-1649 or Wells Fargo Securities, LLC toll-free 1-800-326-5897.

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